

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

John Limansky
President
Nexus Enterprise Solutions, Inc.
5340 N. Federal Highway, Suite 206
Lighthouse Point, Florida 33064

> **Re: Nexus Enterprise Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 15, 2013**
> **File No. 333-184832**

Dear Mr. Limansky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution of the Price You Pay for Your Shares, page 16

1. Please provide dilution computations using net tangible book value and outstanding shares as of the most recent balance sheet provided in your filing.

Selling Shareholders, 17

2. We note your response to comment 1 in our letter dated February 15, 2013. We are unable to concur with your view that the subject transaction is appropriately characterized as a secondary offering under Rule 415. Specifically, your indication that the amount of shares involved "falls within a range of 'normal'" is unclear to us. Also, at least two of your shareholders appear to be affiliates of the company and are selling all of the shares they hold, which they purchased at a discount to the shares sold to other investors at the same time. Therefore, certain aspects of your offering continue to cause us to believe that you may not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C. Please advise.

Shares Offered by the Selling Stockholders, page 19

3. We note your response to comment 2 in our letter dated February 15, 2013. Please augment your disclosure to disclose, if true, that Mr. Halabu purchased the securities to be resold in the ordinary course of business and, at the time of purchase, Mr. Halabu had no agreement or understanding directly or indirectly, with any person to distribute the securities.

Market for Common Equity and Related Stockholder Matters, page 27

Holders of Our Common Stock, page 27

4. Please disclose the approximate number of holders of your common stock. Refer to Item 201(b) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 28

Results of Operations, page 28

5. Please expand your disclosure to more fully discuss the causes for any material changes from period to period. In this regard, please ensure that you quantify, if possible, the impact of each cause that you discuss to provide better insight into the underlying reasons behind the changes in your results.   Please see Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 for additional guidance.

Liquidity and capital resources, page 30

6. We note your disclosures that your "principal source of liquidity will be our operations" and that you "have sufficient cash to meet our operating requirements for the next twelve months." Considering your going concern opinion, working capital deficit and significant operating losses and operating cash outflows, tell us how these statements accurately address your liquidity position. Please revise your disclosures as necessary and ensure that you address how management intends to finance operations.

Executive Compensation, page 32

Summary Compensation Table, page 33

7. You state on page 17 that Mr. Foster received shares "as payment for his oral agreement to serve as Chief Executive Officers of the company" and yet these shares have not been reflected here. Please revise or advise.

Financial Statements, page 38

Notes to Financial Statements, page 44

Accounts Receivable, page 45

8. We have reviewed your response to comment 14 in our letter dated February 15, 2013. Please disclose that the payment terms for your customers are net thirty days.

Item 15. Recent sales of unregistered securities, page 49

9. We note your response to comment 18 in our letter dated February 15, 2013. However, we continue to see inconsistent disclosures of your sales of unregistered securities. For example, on page 50 in the ninth paragraph you disclose that Messrs. Tompkov, Bayardelle and Jennings received an aggregate of 385,000 shares of common stock on March 7, 2012 upon conversion of $88,500 of debt, reflecting a conversion rate of $.22. However, you disclose on page 17 that Jamie Bayardelle received a total of 400,000 shares at a conversion rate of $.0625. Please review and revise your disclosures to ensure that they are consistent and complete.

10. We note your response to comment 19 in our letter dated February 15, 2013. We reissue our prior comment. Please state briefly the facts relied upon to make the exemption available in each of these transactions. As indicted in your response, some of the securities were issued in payment for services and some were issued to friends and family. This suggests that there may be different factual bases as well as different exemptions relied upon; please clarify. Please also provide us with the legal basis for your assertion that a Form D was not required to be filed. In general, if you are relying on a Regulation D exemption, the Commission requires you to file a Form D.

Item 16. Exhibits, page 51

11. We note your response to comment 21 in our letter dated February 15, 2013 and your indication that the language in your Articles of Merger was included in error. Please tell us whether you intend to correct this error and, if not, why this language is not binding upon you.

Item 17. Undertakings, page 51

12. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Also the applicability of this undertaking is not limited to primary offerings, as you suggest in your response, so much as the "initial distribution" of securities. Please revise your registration statement to include this undertaking.

You may contact Yong Kim, Staff Accountant, at (202) 551-3416 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Direct